March 1, 2011

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, DC
20549-7010

Attention: Karl Hiller, Branch Chief

Dear Mr. Hiller

Re: Wolverine Exploration Inc. (“Wolverine”)

Further to your letter of February 15, 2011 please be advised that Wolverine will file the Form 10-K/A on or before March 16, 2011.

Yours truly,

WOLVERINE EXPLORATION INC.

/s/ Lee Costerd

Chief Executive Officer, Chief Financial Officer and Director
(Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)

4055 McLean Road Quesnel, BC V2J 6V5
Tel: (250) 992-6972 Fax: (250) 992-6972